Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Parkway Properties, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-156050) on Form S-3, the registration statements (Nos. 333-100565, 333-115286, and 333-134069) on Form S-8, the registration statements (Nos. 333-88861 and 333-00311) on Form S-8 on Form S-3 and the registration statement (No. 333-156051) on Form S-3D of Parkway Properties, Inc. of our reports dated March 5, 2010, with respect to the consolidated balance sheets of Parkway Properties, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Parkway Properties, Inc.

Our report refers to changes in accounting for noncontrolling interests in real estate partnerships.

/s/ KPMG LLP

Jackson, Mississippi
March 4, 2011